November 20, 2015

Via EDGAR
Dietrich A. King
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OM Asset Management plc
Registration Statement on Form S-3
Filed November 4, 2015
File No. 333-207781
Dear Mr. King:
This letter sets forth the response of OM Asset Management plc (the “Company”) to the comment letter, dated November 18, 2015, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement on Form S-3 (the “Registration Statement”). In order to ease your review, we have repeated the comment in its entirety. This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

1.
We note that the legal opinion filed as Exhibit 5.2 indicates that the OMAM Ordinary Shares to which the registration statement relates comprise, among others, the Employee Exchange Shares. However, your disclosure does not identify the transaction(s) pursuant to which the Employee Exchange Shares were issued. Please revise the registration statement to disclose the initial offering transaction(s) in which the Employee Exchange Shares were sold. For additional guidance, please refer to Rule 430B(b)(2) of the Securities Act.

Response: In response to the Staff’s comment, we have revised the disclosure on page 31 of the Amended Registration Statement.
Acknowledgements
The Company hereby requests acceleration of the effective date of the pending Amended Registration Statement and acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such filing.

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300 or Christina E. Melendi at (212) 309-6949.
Sincerely,
/s/ Stephen H. Belgrad

Stephen H. Belgrad
cc:    Christina E. Melendi (Morgan, Lewis & Bockius LLP)